U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated August 30, 2006	4

2.	Press Release dated September 6, 2006	5

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  September 6, 2006                                 By:   /s/  W. Shaun  Jackson
                                                                                   W. Shaun Jackson
                                                                                   Executive Vice President and
                                                                                   Chief Financial Officer

KINGSWAY FINANCIAL REFILES ANNUAL MD&A AND CERTIFICATIONS

Toronto, Ontario (August 30, 2006) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) announced today that it has re-filed its annual Management’s Discussion & Analysis (‘MD&A’) and certifications by its Chief Executive Officer and Chief Financial Officer for the year ended December 31, 2005 to correct an inadvertent omission of a certain paragraph in the MD&A regarding disclosure controls. The MD&A contains no further changes. The paragraph is included below.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and CEO (CEO) and Executive Vice President and CFO (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was conducted as of December 31, 2005 by and under the supervision of the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that such disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) were adequate and effective and designed to provide reasonable assurance that material information relating to the Company required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act are recorded, processed, summarized and reported within the time periods specified by those laws.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest non-standard automobile insurer in North America based on A.M. Best data that we have compiled. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, American Service Insurance Company, Southern United Fire Insurance Company, Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and Kingsway Reinsurance (Bermuda) Ltd. all rated “A-” (Excellent) by A.M. Best. Kingsway General and York Fire are rated “B++” (Very Good) and American Country and U.S. Security are rated “B+” (Very Good) by A.M. Best. The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and A.M. Best and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

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For further information, please contact:
W. Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY ANNOUNCES TWO EXECUTIVE APPOINTMENTS

Toronto, Ontario (September 6, 2006) – (TSX:KFS, NYSE:KFS) William G. Star, President & Chief Executive Officer of Kingsway Financial Services Inc. is pleased to announce the appointments of Denis Cloutier to Vice President & Chief Actuary, Canadian Operations and Tom Duffy to Vice President, Kingsway America Inc., & Chief Actuary, U.S. Operations.

Mr. Cloutier joined Kingsway Financial over 5 years ago and has over 24 years of experience in the property & casualty insurance industry, primarily in the personal and commercial lines pricing and reserving, standard and non-standard business. Since joining Kingsway as Chief Actuary he has been responsible for pricing and reserving activities, working mostly with the Company’s Canadian subsidiaries. He is a Fellow of the Casualty Actuarial Society and of the Canadian Institute of Actuaries as well as a Member of the American Academy of Actuaries.

Mr. Duffy recently joined Kingsway as Vice President, Kingsway America Inc., & Chief Actuary, U.S. Operations and has over 30 years of experience in the property & casualty insurance industry, primarily in the personal and commercial lines pricing, reserving, reinsurance, risk management and financial reporting areas. Mr. Duffy is based in Chicago and will be responsible for reserving and pricing activities for the Company’s U.S. subsidiaries. Prior to joining Kingsway, Mr. Duffy spent over 3 years as a consultant in a major actuarial practice advising clients on reserving and pricing issues, and acted as the Appointed Actuary for several companies. He is a Fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries.

“I am pleased to announce the promotion of Denis and to welcome Tom to our group”, said Bill Star, President and Chief Executive Officer. “Denis’ promotion to Vice President is well deserved and reflects the strong contribution he has made since joining our organization. Tom joins us having gained extensive experience in reserving and pricing in U.S. markets, and am sure he will become a very valuable addition to our executive team.”

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest non-standard automobile insurer in North America based on A.M. Best data that we have compiled. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, American Service Insurance Company, Southern United Fire Insurance Company, Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and Kingsway Reinsurance (Bermuda) Ltd. all rated “A-” (Excellent) by A.M. Best. Kingsway General and York Fire are rated “B++” (Very Good) and American Country and U.S. Security are rated “B+” (Very Good) by A.M. Best. The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and A.M. Best and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

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For further information, please contact:
W. Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com